United States securities and exchange commission logo





                           August 26, 2022

       Huifeng Chang
       Director and Chief Financial Officer
       Canadian Solar Inc.
       545 Speedvale Avenue West
       Guelph, Ontario, Canada N1K 1E6

                                                        Re: Canadian Solar Inc.
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Filed April 28,
2022
                                                            File No. 001-33107

       Dear Dr. Chang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2021

       Part I, page 4

   1.                                                   At the onset of Part I,
please revise to disclose prominently the following:
                                                            whether your
auditor is subject to the determinations announced by the PCAOB on
                                                            December 16, 2021;
                                                            whether and how the
Holding Foreign Companies Accountable Act, the Accelerating
                                                            Holding Foreign
Companies Accountable Act, and related regulations will affect your company, including
the time frame change in PCAOB inspections for two
                                                            consecutive years
instead of three years;
                                                            whether you have
been or expect to be identified by the Commission under the
                                                            HFCAA; and
                                                            a cross-reference
to your more detailed disclosure in your risk factors, including the heading of the risk
factor.
 Huifeng Chang
FirstName LastNameHuifeng Chang
Canadian Solar Inc.
Comapany
August 26, NameCanadian
           2022         Solar Inc.
August
Page 2 26, 2022 Page 2
FirstName LastName
2. At the onset of Part I, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company
s operations in
         China. Your disclosure should make clear whether these risks could result in a material change in your operations or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent
         statements and regulatory actions by China   s government, such as
those related to the use
         of variable interest entities and data security or anti-monopoly concerns, have or may
         impact the company   s ability to conduct its business, accept foreign
investments, or list on
         a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.
3. At the onset of Part I, clearly disclose how you will refer to the subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
Item 3. Key Information, page 4

4. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
5. At the onset of Item 3, disclose the risks that your corporate structure and being based in
         or having the majority of the company   s operations in China poses to
investors. In
         particular, describe the significant regulatory, liquidity, and enforcement risks with cross-
         references to the more detailed discussion of these risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
 Huifeng Chang
FirstName LastNameHuifeng Chang
Canadian Solar Inc.
Comapany
August 26, NameCanadian
           2022         Solar Inc.
August
Page 3 26, 2022 Page 3
FirstName LastName
6. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries:
(i) do not receive or
         maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
7. At the onset of Item 3, provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred and direction of transfer. Quantify any dividends or distributions that a subsidiary has made and which entity made such transfer, and their tax consequences.
          Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
          Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors.
Item 3.D. Risk Factors, page 4

8. Revise your risk factors to acknowledge that if these regulations change or are interpreted differently in the future, the securities you have registered may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries.
9. We note your disclosure about the Holding Foreign Companies Accountable Act on page
         30. Please expand your risk factors to disclose whether you have been or expect to be identified by the Commission under the HFCAA and what impact this may have on your ability to continue to offer your securities.
10.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
 Huifeng Chang
Canadian Solar Inc.
August 26, 2022
Page 4
11. We note your risk factor disclosures on page 39 regarding the difficulty of bringing actions and enforcing judgements against your officers and directors due to the fact that the majority are located in countries other than the U.S. Please also include a separate
         Enforceability section in your annual report that discusses the difficulty of bringing actions and enforcing judgements against your officers and directors located in China.
Item 5. Operating and Financial Review and Prospects
Results of Operations, page 69

12. We note that higher supply chain costs have impacted your results of operations. Please enhance your disclosure to clarify whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeffrey Gordon at 202-551-3866 or Kevin Stertzel at
202-551-
3723 with any questions.



FirstName LastNameHuifeng Chang                                Sincerely,
Comapany NameCanadian Solar Inc.
                                                               Division of
Corporation Finance
August 26, 2022 Page 4                                         Office of
Manufacturing
FirstName LastName